As filed with the Securities and Exchange Commission on January 28, 2011.
United States Securities and Exchange Commission
Washington, D.C. 20549
File No. 812 -__________
In the Matter of
Charles Schwab Investment Management, Inc.
Schwab Strategic Trust
211 Main Street
SF211-05-491
San Francisco, CA 94105
Application for an Order under Section 6(c) under the Investment Company Act of 1940, as amended (the “1940 Act”), to amend a prior order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act
All communications and orders to:
David J. Lekich, Esq.
Charles Schwab Investment Management, Inc.
211 Main Street
SF211-05-491
San Francisco, CA 94105
with copies to:
Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Page 1 of 10 pages.

I. INTRODUCTION
     In this application (the “Application”), Schwab Strategic Trust (the “Trust”) and Charles Schwab Investment Management, Inc. (the “Adviser” and, together with the Trust, the “Applicants”), apply for and request an order (referred to herein as the “Order”) under Section 6(c) of the 1940 Act to amend a prior order (the “Prior Order”) received by the Applicants1 to revise certain representations in the Prior Order.
     The Securities and Exchange Commission (the “Commission”) previously granted the Prior Order to permit:
•	Applicants to create and operate open-end investment companies that issue their shares (“Shares”) with limited redeemability;

•	secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act;

•	certain affiliated persons of the investment companies to buy securities from and sell securities to the investment companies in connection with the purchase and redemption of aggregations of Shares of such investment companies;

•	registered management investment companies (“Investing Management Company”) and registered unit investment trusts (“Investing Trust”) that are not advised or sponsored by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the investment companies, to acquire Shares beyond the limits of Section 12(d)(1)(A) of the 1940 Act (such Investing Management Companies and Investing Trusts are collectively referred to herein as “Investing Funds”);

•	each investment company, any principal underwriter of the investment companies, and any broker-dealer registered under the Securities Exchange Act of 1934 to sell Shares to an Investing Fund beyond the limits set forth in Section 12(d)(1)(B); and

•	each investment company to sell Shares to and redeem Shares from an Investing Fund of which an investment company is an affiliated person or an affiliated person of an affiliated person.
Applicants now seek to revise certain representations in the Prior Order regarding the composition of Deposit Securities and Fund Securities (each term, as defined below). Applicants request that the Order also extend to any future series of the Trust, and any other existing or

[1]	In the Matter of Charles Schwab Investment Management, Inc. and Schwab Strategic Trust, Investment Company Act Release Nos. 28933 (Sept. 28, 2009) (notice) and 28983 (Oct. 23, 2009) (order).

future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Trust or are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, the “Funds”).
     The requested relief is substantially similar to relief recently granted by the Commission to Market Vectors ETF Trust.2
II. THE APPLICANTS
     A. The Trust
     The Trust is a Delaware statutory trust and on July 15, 2009, was registered with the Commission as an open-end series management investment company under the 1940 Act. The Trust is organized as a series fund with multiple series. Each Fund has a distinct investment objective and attempts to achieve its investment objective by utilizing a securities index-based management strategy. Each Fund consists of a portfolio of securities and other instruments (“Portfolio Securities”) selected to correspond to the price and yield performance of a specified securities index (each securities index is an “Underlying Index”).
     B. The Adviser
     Charles Schwab Investment Management, Inc., a Delaware corporation with its principal office in San Francisco, California, serves as Adviser to the Funds. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly-owned subsidiary of Charles Schwab Corporation.
III. APPLICANTS’ PROPOSAL
     The application for the Prior Order (the “Prior Application”) provides that the particular portfolio of securities designated by the Adviser that a Fund will accept in exchange for (“Deposit Securities”), or remit to meet the redemption of (“Fund Securities”), an aggregation of its shares (a “Creation Unit”) generally will correspond pro rata, to the extent practicable, to the

[2]	In the Matter of Market Vectors ETF Trust et al., Investment Company Act Release Nos. 29455 (Oct. 1, 2010) (notice) and 29490 (Oct. 26, 2010) (order).

Portfolio Securities of a Fund. The Prior Application further states that in limited circumstances, and only when doing so would be in the best interests of a Fund, each Fund may designate Deposit Securities or Fund Securities that may not be an exact pro-rata reflection of such Fund’s portfolio. It states that this would occur, for example, in instances where a security may not be readily available. Applicants seek to revise this discussion of the composition of Deposit Securities and Fund Securities by replacing the discussion with the following:
     Deposit Securities and Fund Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Fund Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, the Deposit Securities and Fund Securities may differ from each other (and from the Portfolio Securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.
IV. CONDITIONS
     Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order.
V. REQUEST FOR ORDER
     Applicants respectfully request that the Commission grant an Order amending the Prior Order. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VII. NAMES AND ADDRESSES
     The following are the names and addresses of Applicants:
Schwab Strategic Trust
Charles Schwab Investment Management, Inc.
211 Main Street
SF211-05-491
San Francisco, CA 94105

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

Schwab Strategic Trust

	By:	/s/ Marie Chandoha

	Name:	Marie Chandoha
	Title:	Executive Vice President and Chief Investment Officer
	Date:	January 27, 2011

Charles Schwab Investment Management, Inc.

	By:	/s/ Marie Chandoha

	Name:	Marie Chandoha
	Title:	President and Chief Executive Officer
	Date:	January 27, 2011

AUTHORIZATION
SCHWAB STRATEGIC TRUST
     In accordance with Rule 0-2(c) under the 1940 Act, Marie Chandoha, in his/her capacity as Executive Vice President and Chief Investment Officer of the Schwab Strategic Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his/her general authority as Executive Vice President and Chief Investment Officer of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on October 12, 2009:
RESOLVED, that the actions of the Sole Trustee of Schwab Strategic Trust (the “Trust”) to prepare, execute and file with the U.S. Securities and Exchange Commission an application and any exhibits and amendments thereto (the “Application”) for the Trust and any of its series pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an order granting exemptions from the provisions of Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an order granting exemptions from the provisions of Sections 17(a)(1) and (a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an order granting exemptions from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act, and any other sections of the 1940 Act and Rules thereunder be, and they hereby are, ratified and approved; and
FURTHER RESOLVED, that the CEO, President, Treasurer and the Secretary of the Trust be, and each of them acting singly hereby is, authorized to take such further actions and execute and deliver such further documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding vote and the matters contemplated therein.
/s/ Marie Chandoha
Marie Chandoha
Executive Vice President and Chief Investment Officer
January 27, 2011

AUTHORIZATION
CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.
     In accordance with Rule 0-2(c) under the 1940 Act, Marie Chandoha states that all actions necessary to authorize the execution and filing of this Application by Charles Schwab Investment Management, Inc. have been taken, and that as President and Chief Executive Officer thereof, he/she is authorized to execute and file the same on behalf of Charles Schwab Investment Management, Inc.
/s/ Marie Chandoha
Marie Chandoha
President and Chief Executive Officer
January 27, 2011

VERIFICATION
SCHWAB STRATEGIC TRUST
     Each undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Schwab Strategic Trust, that she is the Executive Vice President and Chief Investment Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.
/s/ Marie Chandoha

Marie Chandoha
Executive Vice President and Chief Investment Officer
January 27, 2011

VERIFICATION
CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.
     The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Charles Schwab Investment Management, Inc., that she is President and Chief Executive Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.
/s/ Marie Chandoha
Marie Chandoha
President and Chief Executive Officer
January 27, 2011